Patrick Grove
Chief Executive Officer
Catcha Investment Corp
Level 42, Suntec Tower Three
8 Temasek Blvd
Singapore 38988

VIA EDGAR

September 5, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Myra Moosariparambil and Craig Arakawa

Re:	Catcha Investment Corp
Form 10-K for the Year Ended December 31, 2022
Filed April 24, 2023
File No. 001-40061

Dear Myra Moosariparambil and Craig Arakawa:

We are writing in response to the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 10, 2023, to Patrick Grove, Chief Executive Officer of Catcha Investment Corp (the “Company”), and the oral comment communicated by the Staff on September 1, 2023 via telephone conference, related to the above referenced filing made by the Company.

For your convenience, the Staff’s comments are reproduced below in italics, followed by the Company’s responses.

Form 10-K for the Year Ended December 31, 2022

General

1.	We note disclosure in your Form 14A filed on December 2, 2022 indicating that your Sponsor is a Cayman Islands limited liability company, and a substantial portion of the capital contributions made to your Sponsor are from non-U.S. persons. We note you have included a risk factor in the Form 14A filing to address the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding disclosure in future periodic reports.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company confirms that it will include disclosure regarding the potential risks of a potential initial business combination being subject to a review by the Committee on Foreign Investment in the United States (“CFIUS”) in the Company’s future periodic reports filed with the Commission, commencing with the Company’s upcoming Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.

U.S. Securities and Exchange Commission

September 5, 2023

The Company notes, however, that it has entered into a Business Combination Agreement with Crown LNG Holdings AS (“Crown”), a private limited liability company incorporated under the laws of Norway, as disclosed in the Company’s Form 8-K filed on August 3, 2023. Crown is a pre-revenue Norwegian company with no U.S. operations or nexus to the United States other than one dormant subsidiary.  The subsidiary was formed in the United States to fundraise for a project that never materialized, and it never had any activities or operations in the United States.  Thus, even if there were a basis for CFIUS jurisdiction over the proposed transaction based on the existence of the dormant subsidiary, there does not appear to be a U.S. national security concern that would motivate CFIUS’s review of the proposed transaction. As such, the Company does not believe that CFIUS review presents a material risk specifically to the proposed transaction between the Company and Crown.

2.	Please clarify in your future periodic reports whether the Company holds only cash or cash and investments (i.e., U.S. Treasuries) in the Company’s trust account.

Response:

The Company respectfully acknowledges the Staff’s comment. In March 2023, the Company liquidated the money market funds held in the Company’s trust account. The funds in the Company’s trust account are maintained in cash in an interest-bearing demand deposit account at a bank and will be maintained in such account until the earlier of the consummation of the Company’s initial business combination and liquidation. The Company confirms that it will include disclosure to this effect in the Company’s future filings with the Commission, commencing with the Company’s upcoming Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023.

*****

If you have any questions relating to the foregoing, please do not hesitate to contact Audrey S. Leigh of Goodwin Procter LLP at (212) 459-7392 or ALeigh@goodwinlaw.com.

Sincerely,

/s/ Patrick Grove
Patrick Grove
Chief Executive Officer
Catcha Investment Corp

cc:	Wai Kit Wong, Catcha Investment Corp
Audrey S. Leigh, Goodwin Procter LLP
Daniel Dusek, Goodwin Procter LLP